June 29, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, NE
Washington, DC 20549

RE:	Vanguard World Fund (the “Trust”)
File No. 002-17620
Post-Effective Amendment No. 150 – Vanguard Communication Services Index Fund (the
“Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided to us by telephone on June 19, 2018, with respect to the above-referenced post-effective amendment to the Fund’s registration statement.

Comment:	Prospectus – Principal Investment Strategy

Comment:	The term Communication Services in the Fund’s name suggests a type of investment.
Please add an 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended, or explain why such a policy is not necessary. Additionally, please supplementally explain the Fund’s basis for counting index constituents towards its 35d-1 policy.

Response:	The final rule release governing Investment Company Names (Release No. IC-24828)
	states that “Index funds	generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Fund’s target index, MSCI
US Investable Market Index/Communication Services 25/50, consists only of companies engaged in the communication services sector as defined by Global Industry
Classification Standard (GICS). As set forth in the Fund’s prospectus under “More on the Fund and ETF Shares,” “the Fund will invest at least 80% of its assets in the stocks that make up its target index.” Consequently, the Fund invests at least 80% of its assets in communication services companies, which is consistent with the Fund’s name. For these reasons, the Fund counts these index constituents towards its 35d-1 policy.

Comment:	Prospectus – Annual Total Returns

Comment:	Please supplementally explain how the presentation of indices complies with Form N-1A.

Response:	Form N-1A requires a Fund to include the returns of an appropriate broad-based securities market index in the Fund’s Average Annual Total Returns table. The Fund previously included the returns of the MSCI US Investable Market
Index/Telecommunication Services 25/50 (the “Telecommunications 25/50 Index”), the
Fund’s target index and an appropriate broad-based securities market index. In accordance with Form N-1A, the Fund also included the returns of two additional broad-
based indices—the MSCI US Investable Market Index/Telecommunication Services (the
“Telecommunications Index” and together with the Telecommunications 25/50 Index, the
“Telecommunications Indices”) and the Spliced US Investable Market
Index/Telecommunication Services 25/50 (the “Spliced Telecommunications Index”).

In November 2018, S&P Dow Jones Indices and MSCI Inc. announced changes to the
GICS structure that would broaden the telecommunication services sector and rename it as the communication services sector. As a result, MSCI is broadening the current
Telecommunications 25/50 Index and Telecommunications Index and renaming them as
MSCI US Investable Market Index/Communication Services 25/50 (the
“Communications 25/50 Index”) and MSCI US Investable Market Index/Communication
Services (the “Communications Index” and together with the Communications 25/50
Index, the “Communications Indices”), respectively. Notably, as part of the transition, the Telecommunications 25/50 Index and Telecommunications Index will become the
Communications 25/50 Index and Communications Index, respectively, and MSCI is not retaining the Telecommunications Indices. As a result of the above-mentioned changes, the Fund will amend its Average Annual Total Returns table to disclose the returns of the
Communications 25/50 Index—as its target index and an appropriate broad-based index—and the returns of the Communications Index—as an additional broad-based index. Additionally, the Fund will update the Spliced Telecommunications Index—a second, additional broad-based index—to the Spliced US Investable Market
Index/Communication Services 25/50, which similarly reflects the new name and incorporates the returns of the benchmark that the Fund used to transition to its target benchmark.

Form N-1A also states that “If the Fund selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.” The Communications Indices are not “new” indices. Instead, they are the result of the name and constituent changes to the Telecommunications Indices in response to the GICS change. Therefore, as an example, the returns prior to the official
MSCI transition date for the Communications 25/50 Index will show the returns of the
Telecommunications 25/50 Index. These returns are the actual returns of the
Telecommunications 25/50 Index and are not back tested data. The returns after the
MSCI transition date will show the returns of the Communications 25/50 Index as a newly constituted index. As a result, the Fund has appropriately updated the index names disclosed in the Average Annual Total Returns table and has removed the returns for the
Telecommunications Indices. For clarity, the Fund has included a footnote to each of the
Communications Indices stating that, as of the effective date (which is yet to be announced but will be public before filing the registration statement under Rule 485(b)), the index changed its name and updated its constituents in response to MSCI’s decision to broaden the telecommunication services sector and rename it as the communication services sector.

Comment:	Please add disclosure explaining how the index’s components are weighted.
Response:	The following disclosure has been added to the Fund’s prospectus under the heading
“Security Selection”:
The index rebalances as a free float-adjusted cap-weighted index.

Please contact me at (484) 618-9535 with any questions or comments regarding the above response.

Thank you.

Sincerely,

/s/ Laura A. Bautista
Laura A. Bautista
Associate Counsel
The Vanguard Group, Inc.